Exhibit 99.1

For Immediate Release

Media Contact: Colleen Edwards Vice President, Corporate Communications +1 (949) 783-1582 colleen.edwards@kofax.com	Investor Contacts: MKR Group Inc. Todd Kehrli +1 (323) 468-2300 kfx@mkr-group.com FTI Consulting Sophie McMillan +44 (0) 20 7831 3113 kofax@fticonsulting.com

Kofax Announces Selected Preliminary Unaudited Financial Results for

its Fiscal Year Ended June 30, 2014

Conference Call and Audio Only Webcast Scheduled for

5:00 pm U.S. Eastern Time / 10:00 pm U.K. Time Today

Irvine, CA, July 10, 2014 – Kofax® Limited (NASDAQ and LSE: KFX), a leading provider of smart process applications for the business critical First Mile™ of customer interactions, today announced selected preliminary unaudited financial results for its fiscal year ended June 30, 2014.

The Company expects to report unaudited IFRS software license revenue in the range of $116.5 to $118.5 million, total revenues in the range of $287.5 to $290.5 million and income from operations in the range of $33.5 to $35.5 million, and unaudited Non-IFRS software license revenue in the range of $122.5 to $124.5 million, total revenues in the range of $295.0 to $298.0 million and adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) in the range of $41.0 to $43.0 million. Fiscal year end cash is expected to be in the range of $89.0 to $90.0 million.

Commenting on the preliminary unaudited Non-IFRS financial results, Reynolds C. Bish, Chief Executive Officer, said: “We’re disappointed with these results, which reflect software license revenue, total revenues and adjusted EBITDA levels below the guidance previously provided to the financial community. These unexpected shortfalls are primarily attributable to several seven figure software license revenue transactions totaling approximately $6.0 million slipping into future quarters during the last few days of our fourth quarter. We believe we will close these transactions during the first and second quarters of fiscal year 2015. We remain confident in our business strategy and future, and will provide guidance for fiscal year 2015 on September 2, 2014 when we publish our audited financial results for fiscal year 2014. However, at this time I can confirm that we do not anticipate any changes to the long-term financial model we’ve previously provided, which is based on software license revenue growth in the mid teens, total revenue growth in the low double digits and an adjusted EBITDA margin of 20% or greater.”

Management will host a conference call and audio only webcast to discuss these selected preliminary unaudited financial results at 5:00 p.m. U.S. Eastern time / 10:00 p.m. U.K. time today. To participate in the call, investors can use the live dial in information below, or access the call via the investor relations section of the Company’s website at: http://www.kofax.com/investors/presentations.php. A replay via telephone and webcast will be available for 30 days.

	Live	Replay	Access Code
U.S.	+1 (888) 428 9473	+1 (888) 203 1112	5905505
U.K.	+44 (0) 800 404 7655	+44 (0) 808 101 1153	5905505

The Company will publish its audited financial results for its fiscal year ended June 30, 2014, provide guidance for its fiscal year ending June 30, 2015 and host a conference call and audio only webcast to discuss these subjects on September 2, 2014. The time and access details for the conference call and webcast will be provided in advance of the same.

About Kofax

Kofax is a leading provider of smart process applications for the business critical First Mile of customer interactions. These begin with an organization’s systems of engagement, which generate real time, information intensive communications from customers, and provide an essential connection to their systems of record, which are typically large scale, rigid enterprise applications and repositories not easily adapted to more contemporary technology. Success in the First Mile can dramatically improve an organization’s customer experience and greatly reduce operating costs, thus driving increased competitiveness, growth and profitability. Kofax software and solutions provide a rapid return on investment to more than 20,000 customers in financial services, insurance, government, healthcare, business process outsourcing and other markets. Kofax delivers these through its own sales and service organization, and a global network of more than 800 authorized partners in more than 75 countries throughout the Americas, EMEA and Asia Pacific. For more information, visit kofax.com.

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Safe Harbor Statement

This document contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are subject to risks and uncertainties that could cause actual results to vary materially from those projected in the forward looking statements. The Company may experience significant fluctuations in future operating results due to a number of economic, competitive, and other factors, including, among other things, our reliance on third-party manufacturers and suppliers, government agency budgetary and political constraints, new or increased competition, changes in market demand, our ability to consummate and the timing of the consummation of software revenue transactions and the performance or reliability of our products. These factors and others could cause operating results to vary significantly from those in prior periods, and those projected in forward looking statements. Additional information with respect to these and other factors, which could materially affect the Company and its operations, are included in certain forms the Company has filed with the Securities and Exchange Commission.

Non-IFRS Financial Measures

Management uses financial measures, both IFRS and Non-IFRS, in analyzing and assessing the overall performance of the business and making operational decisions. We have historically provided and believe that the Non-IFRS financial measures and supplemental reconciliations to IFRS financial measures are useful to investors and other users of our financial statements because the Non-IFRS financial measures may be used as additional tools to compare our performance across peer companies, periods and financial markets.

We define Non-IFRS software license revenue and total revenues as IFRS software license revenue and total revenues plus software license revenue and total revenues associated with past acquisitions excluded from IFRS amounts due to acquisition purchase accounting. We define Non-IFRS adjusted EBITDA as IFRS income from operations but excluding the effect of acquisition fair value adjustments to revenues and certain other non-routine expenses, acquisition related costs and non-cash charges as discussed in more detail in our filings with the Securities and Exchange Commission.

© 2014 Kofax Limited. Kofax is a registered trademark and First Mile is a trademark of Kofax Limited.

Source: Kofax